SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Interim Financial Statements (unaudited) Net Serviços de Comunicação S.A.
March 31, 2011

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Interim financial statements

(unaudited)

March 31, 2011

Index

Independent auditor’s review report	1

Statements of comprehensive income	3
Balance sheet	4
Statements of changes in equity	6
Statements of cash flows	7
Value added statements	8
Notes to interim financial statements	9

A free translation from Portuguese into English of Independent Auditor’s Review Report on individual and consolidated interim financial information

INDEPENDENT AUDITOR’S REVIEW REPORT

To the Board of Directors and Stockholders of

Net Serviços de Comunicação S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information contained in the Quarterly Information Form (ITR) of Net Serviços de Comunicação S.A. (“Company”) for the quarter ended March 31, 2011, comprising the balance sheet and the related income statement, statement of changes in equity and cash flow statement for the three-month period then ended, and a summary of significant accounting practices and other explanatory notes.

Management is responsible for the preparation of the individual interim financial information in accordance with CPC 21 – Interim Financial Reporting, and of the consolidated interim financial information in accordance with CPC 21 and with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 applicable to preparation of Quarterly Information (ITR), and presented consistently with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to quarterly information.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to preparation of quarterly information (ITR), and presented consistently with standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to quarterly information.

Other matters

Interim statements of value added

We have also reviewed the individual and consolidated interim statement of value added for the quarter ended March 31, 2011, whose presentation in the interim financial information is required by rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to preparation of quarterly information (ITR), and as supplementary information under IFRS, whereby no statement of value added presentation is required. These statements have been subject to the same review procedures previously described and, based on our review, are presented fairly, in all material respects, in relation to the overall individual and consolidated interim financial information.

São Paulo, April 29, 2011.

Ernst & Young Terco Auditores Independentes S.S.

CRC-2SP015199/O-1

B. Alfredo Baddini Blanc                          Leonardo Amaral Donato

Accountant CRC-1SP126402/O-8          Accountant CRC-1RJ090794/O-0-SP

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of comprehensive income (unaudited)

For the three-month period ended March 31, 2011and 2010

(In thousands of reais, except earnings per share)

		Controlling Company		Consolidated
	Notes	2011	2010	2011	2010
Net sales	5	827,150	455,698	1,563,891	1,260,558
Cost of services rendered	6/8	(509,642)	(260,134)	(985,610)	(782,152)
Gross profit		317,508	195,564	578,281	478,406

Operating expenses
Selling expenses	8	(92,979)	(50,528)	(157,912)	(138,999)
General and administrative expenses	8	(128,133)	(92,393)	(206,654)	(178,756)
Other	8	(751)	(3,510)	(11,788)	(7,485)
		(221,863)	(146,431)	(376,354)	(325,240)
Investments in subsidiaries
Equity	14	63,423	72,833	-	-
		63,423	72,833	-	-

Operating profit		159,068	121,966	201,927	153,166

Finance results
Finance expenses	7 7	(65,024)	(96,587)	(87,143)	(115,435)
Finance income		38,397	27,669	44,189	38,798
		(26,627)	(68,918)	(42,954)	(76,637)

Profit before income tax and social contribution		132,441	53,048	158,973	76,529
Income tax and social contribution
Current	13	(253)	2,039	(21,059)	(10,875)
Deferred	13	(25,677)	(9,200)	(31,403)	(19,767)
		(25,930)	(7,161)	(52,462)	(30,642)
Profit for the period		106,511	45,887	106,511	45,887

Basic and diluted earnings per share – common	25	0.29	0.13
Basic and diluted earnings per share – preferred	25	0.32	0.14

 The Company has no other comprehensive results that should be included in these statements of comprehensive income.

 See accompanying notes to interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Balance sheet

 (In thousands of reais)

		Controlling Company		Consolidated

	Notes	03/31/2011 (unaudited)	12/31/2010	03/31/2010 (unaudited)	12/31/2010
ASSETS
Current
Cash and cash equivalents	9	6,812	601,014	824,760	821,560
Trade accounts receivable	10	202,405	178,187	404,279	350,905
Inventories	11	40,772	34,794	106,546	82,050
Related parties	21	66,533	9,540	-	-
Subsidiaries receivables Schedule	21	55,835	35,649	-	-
Recoverable taxes	13	24,217	17,097	33,681	28,385
Prepaid expenses		21,709	17,337	31,939	27,433
Interest on equity	21	64,995	64,995	-	-
Prepaid rights for use	21	122,250	122,719	171,876	172,536
Other current assets		7,757	10,132	14,608	15,969
Total current assets		613,285	1,091,464	1,587,689	1,498,838

Non-current

Judicial deposits	12	52,889	53,242	84,124	83,735
Related parties	21	656,521	142,817	-	-
Deferred taxes	13	204,785	225,049	536,382	562,423
Recoverable taxes	13	101,435	92,961	110,620	94,516
Prepaid rights for use	21	316,221	346,606	444,588	487,307
Other non-current assets		2,902	3,145	5,680	6,135
		1,334,753	863,820	1,181,394	1,234,116

Investments	14	1,389,825	1,654,034	-	-
Property, plant and equipment	15	1,792,623	1,761,637	3,377,985	3,322,350
Intangible assets	16	2,410,507	2,432,546	2,460,135	2,485,940

Total non-current assets		6,927,708	6,712,037	7,019,514	7,042,406

Total assets		7,540,993	7,803,501	8,607,203	8,541,244

		Controlling Company		Consolidated
	Notes	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)	12/31/2010
LIABILITIES
Current
Trade accounts payable	17	217,668	227,342	355,498	349,480
Accounts payable - programming suppliers	18	95,871	89,235	142,997	134,813
Income taxes and social contribution		-	-	9,003	2,635
Other fiscal obligations		20,701	23,081	60,613	62,964
Payroll and related charges		92,176	127,859	131,079	180,695
Debt	19	79,499	65,522	124,368	104,865
Related parties	21	65,737	387,268	85,709	78,242
Copyright payable - ECAD	20	85,363	80,174	104,743	99,386
Deferred revenues	21	118,621	118,540	208,948	208,859
Unrealized losses on derivatives	23/24	61,151	50,857	61,151	50,857
Other current liabilities		6,563	6,133	16,819	15,507
Total current liabilities		843,350	1,176,011	1,300,928	1,288,303

Non-current
Deferred taxes	13	189,667	184,254	190,433	185,071
Debt	19	1,807,210	1,832,684	2,044,909	2,073,386
Deferred revenues	21	319,863	347,440	563,113	612,190
Related parties	21	360	148	-	-
Provisions	22	452,120	435,434	579,394	554,764
Other non-current liabilities		7,246	12,864	7,249	12,864
Total non current liabilities		2,776,466	2,812,824	3,385,098	3,438,275

Equity
Share capital	23	5,599,320	5,599,320	5,599,320	5,599,320
Capital reserves		153,168	153,168	153,168	153,168
Accumulated deficit		(1,831,311)	(1,937,822)	(1,831,311)	(1,937,822)
		3,921,177	3,814,666	3,921,177	3,814,666

Total liabilities and equity		7,540,993	7,803,501	8,607,203	8,541,244

LANÇOS PATRIMONIAIS

See accompanying notes to interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of changes in equity (unaudited)

For the three-month period ended  March 31, 2011 and 2010

(In thousands of reais)

	Number of shares (thousands)		Capital stock			Capital reserves
	Common	Preferred	Subscribed	To be paid in	Paid in	Premium on share issued	Special goodwill reserve	Premium on issue of debentures	Accumulated deficit	Total
Balances on December 31, 2009	114,459	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(2,244,973)	3,507,515

Profit for the period	-	-	-	-	-	-	-	-	45,887	45,887

Balances on March 31, 2010	114,459	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(2,199,086)	3,553,402

Balances on December 31, 2010	114,459	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,937,822)	3,814,666

Profit for the period	-	-	-	-	-	-	-	-	106,511	106,511

Balances on March 31, 2011	114,459	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,831,311)	3,921,177

See accompanying notes to interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of cash flow (unaudited)

For the three month period ended March 31, 2011 and 2010

(In thousands of reais)

	Controlling Company		Consolidated
	2011	2010	2011	2010
Net cash flows from operating activities
Profit for the period	106,511	45,887	106,511	45,887
Adjustments to reconcile profit for the period to cash flow from operating activities
Equity	(63,423)	(72,833)	-	-
Monetary and exchange rates variations	(25,144)	33,881	(26,228)	18,557
Interest expense on borrowing	46,550	44,528	53,084	52,304
Depreciation and amortization	143,799	91,009	249,536	215,995
Losses on derivatives	19,412	3,499	19,412	3,499
Deferred income taxes and social contribution	25,677	9,200	31,403	19,767
Loss (gain) on disposal of property, plant and equipment	(176)	13	320	(291)
Provisions	6,720	3,397	12,266	11,878

Increase/decrease in operating assets and liabilities
(Increase) decrease in trade accounts receivables	(24,218)	(10,226)	(53,374)	(27,863)
(Increase) decrease in inventories	(5,978)	629	(24,496)	1,787
(Increase) decrease in recoverable taxes	(5,704)	20,037	(7,416)	6,548
(Increase) decrease in prepaid expenses	(4,373)	2,618	(5,133)	2,573
(Increase) decrease in other assets	(17,214)	(16,849)	2,054	26,345
Increase (decrease) of suppliers and programming	(3,037)	(36,881)	14,203	(49,788)
Increase (decrease) in fiscal obligations	(2,380)	(22,370)	4,017	(17,457)
Increase (decrease) in payroll and related charges	(31,890)	(45,111)	(37,766)	(81,553)
Increase (decrease) in deferred revenues	(30,299)	3,928	(53,624)	(46,495)
Increase (decrease) in provisions and other accounts payable	(9,759)	(50,269)	(7,466)	32,295
Net cash provided by operating activities	125,074	4,087	277,303	213,988

Cash flow from financing activities
Acquisition of property, plant and equipment and intangible assets	(123,363)	(56,167)	(238,822)	(160,961)
Cash proceeds from sale of property, plant and equipment	334	88	592	947
Net cash used in financing activities	(123,029)	(56,079)	(238,230)	(160,014)

Cash flow from financing activities
Proceeds	9,413	3,537	42,484	4,514
Repayments of principal	(7,563)	(3,268)	(41,669)	(13,613)
Repayments of interest	(33,713)	(20,922)	(36,688)	(24,211)

Related parties
Proceeds	6,314	261,141	-	-
Payments	(570,698)	(232,247)	-	-
Net cash provided by (used in) financing activities	(596,247)	8,241	(35,873)	(33,310)

Net increase (decrease) in cash and cash equivalents	(594,202)	(43,751)	3,200	20,664

Cash and cash equivalents at the beginning of the period	601,014	760,452	821,560	1,015,605
Cash and cash equivalents at the end of the period	6,812	716,701	824,760	1,036,269

	(594,202)	(43,751)	3,200	20,664

Supplemental disclosure of cash flow information
Income taxes and social contribution paid	-	-	18,936	32,024

See accompanying notes to interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Value added statements (unaudited)

For the three-month period ended March 31, 2011 and 2010

(In thousands of reais)

	Controlling Company		Consolidated
	03/31/2011	03/31/2010	03/31/2011	03/31/2010
1. Generation of value added
Sale of services	997,482	559,124	1,891,961	1,565,687
Other revenue	1,378	2,360	2,225	4,981
Revenue for the construction of its own assets	20,322	13,429	24,534	23,018
Allowance for doubtful accounts	(6,012)	(6,064)	(10,563)	(14,879)
	1,013,170	568,849	1,908,157	1,578,807
2. ( - ) Input
Cost of services rendered	(219,873)	(102,648)	(449,058)	(351,265)
Materials, energy, and other outsourced services	(193,621)	(86,526)	(395,278)	(318,740)
Other	(3,040)	(4,095)	(3,192)	(4,644)
	(416,534)	(193,269)	(847,528)	(674,649)

3. Gross added value (1-2)	596,636	375,580	1,060,629	904,158

4. (-) Depreciation and amortization	(143,799)	(91,009)	(249,536)	(215,995)

5. Net value added generated (3-4)	452,837	284,571	811,093	688,163

6. Value added received transfers
Equity income	63,423	72,833	-	-
Financial income	52,724	11,181	59,793	16,745
	116,147	84,014	59,793	16,745

7. Net value added for distribution(5+6)	568,984	368,585	870,886	704,908

8. Distribution of value added
Personnel:
Direct Compensation	105,560	74,940	147,979	113,355
Benefits	21,301	15,062	34,136	31,387
FGTS	6,419	4,527	9,168	8,143
Other	4,165	1,315	6,758	2,216
	137,445	95,844	198,041	155,101
Government:
Federal	93,320	61,353	176,315	166,518
State	129,437	72,391	248,442	213,163
Municipal	3,114	4,086	4,208	5,466
	225,871	137,830	428,965	385,147
Capital from third parties:
Finance income and expenses	69,450	42,688	88,076	50,038
Rents	28,025	17,200	45,514	39,289
Monetary and foreign exchange rate variations	1,682	29,136	3,779	29,446
	99,157	89,024	137,369	118,773
Equity:
Profit for the period	106,511	45,887	106,511	45,887
Total	568,984	368,585	870,886	704,908

See accompanying notes to interim financial statements.

PERFORMANCE REPORT – CONSOLIDATED 1Q11

OPERATIONAL AND FINANCIAL

Net revenue grew by 24% to R$1,563.9 million in 1Q11, versus R$1,260.6 million in 1Q10. The main factor of this growth was the expansion in the subscriber base.

EBITDA (earnings before interest, tax, depreciation and amortization) was R$451.5 million in 1Q11, versus R$369.2 million in 1Q10.

The Company ended 1Q11 with Net Income of R$106.5 million, for growth of 132% from R$45.9 million in 1Q10.

Gross debt, which includes principal and interest, ended 1Q11 at R$2,169.3 million.

The Company signed an agreement with the São Paulo Stock Exchange (BM&FBovespa) to join the Special Corporate Governance Practices Level 2. This listing segment was created to differentiate a select group of companies that undertake to adopt special corporate governance practices. The Company’s annual and quarterly financial statements comply with the additional requirements made by BM&FBovespa. Pursuant to the Company’s Bylaws, any disputes or controversies arising from or related to its Bylaws, Level 2 regulations, Brazilian Law of Corporations, rules issued by the National Monetary Council, Central Bank of Brazil, and the Securities and Exchange Commission of Brazil, BM&FBovespa regulations and other rules applicable to the capital markets in general, shall be resolved through arbitration to be conducted in accordance with the Regulations of the Market Arbitration Chamber, constituted by BM&FBovespa (Arbitration Clause).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

1.      Operational context

Net Serviços de Comunicação S.A. is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies, together referred to as “Net Serviços” or “the Company”. The shares of Net Serviços de Comunicação S.A. are traded on the São Paulo stock exchange – BM&FBOVESPA. The Company is located in Brazil and its headquarters are located at Verbo Divino Street, 1356 in São Paulo, São Paulo state.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Telmex Internacional S.A.B. de C.V. (Telmex), jointly provide voice services under the “NET FONE VIA EMBRATEL” brand name.

The Company signed an agreement with BM&FBOVESPA to adopt differentiated corporate governance practices, thus becoming eligible for a Level 2 listing, which was created to distinguish a select group of companies committed to differentiated corporate governance practices. The Company’s annual and quarterly financial statements meet the additional requirements of BM&FBOVESPA. Under the Company’s articles of incorporation, disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of the Brazilian Corporate Law, the standards published by National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, the Regulations of the BM&FBOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BM&FBOVESPA (Arbitration clause).

2.    Basis of preparation and presentation of the interim financial statements

The  Company’s interim financial statements for the three-month period ended March 31, 2011 were prepared and presented in accordance with accounting practices adopted in Brazil, which include the provisions of the Brazilian Corporate Law, the pronouncements issued by the Committee Accounting Pronouncements - CPC and regulations issued by the Securities and Exchange Commission - CVM, which are in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board - IASB, except for the measurement of investments in subsidiaries recorded by the equity method in the controlling company’s interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

2.  Basis of preparation and presentation of the interim financial statements - Continued

The interim financial statements were prepared in accordance with CPC 21 –  Interim Financial Statements and IAS 34 -  Interim Financial Reporting (consolidated).

During 2010, continuing its restructuring plan, the Company merged 10 subsidiaries and, therefore, the interim financial statements for the three-month period ended March, 31 2011 are not comparable to the interim financial statements for the three-month period ended March, 31 2010. The interim consolidated financial statements were not affected by these mergers.

As from January 1, 2011, the following standards and interpretations have been in place: IAS 24 - Related party disclosure (amendment); IFRIC 14 - Prepayments of a minimum funding requirement (amendment); and IFRC 19 - Extinguishing financial liabilities with equity instruments . The adoption of these standards and interpretations did not impact the interim financial statements for the three-month period ended March 31, 2011.

In regards with the standard IFRS 9 – Financial instruments, that is effective for annual periods beginning on or after January 1, 2013, the Company has not yet completed its assessment to conclude whether or not this standard will have a significant impact in the Company’s financial statements.

The Company's management approved and authorized the issuance of the interim financial statements on April 26, 2011.

3. Accounting practices

The interim financial statements for the three-month period ended March 31, 2011 have  been prepared based on the same accounting practices disclosed in the note 3 of the financial statements for the year ended 2010.

4. Business combinations

There were no business combinations during the three-month period ended March 31, 2011. For more information in regards with the business combination that occurred in 2009,  refer to the note 4 of the financial statements for the year ended 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

5.  Net sales

Net sales for the period are as follows:

	Controlling Company		Consolidated
	Three-month period ended March 31,		Three-month period ended March 31,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Gross sales	1,031,425	596,776	1,953,011	1,661,318
Taxes on sales	(170,332)	(103,426)	(328,070)	(305,129)
Discounts and cancellations	(33,943)	(37,652)	(61,050)	(95,631)
Net sales	827,150	455,698	1,563,891	1,260,558

For the three-month period ended March 31, 2011, the natures of taxes levied on sales have not changed in relation to the disclosures made in the note 5 of the financial statements for the year ended December 31, 2010.

6.  Cost of services rendered

	Controlling Company		Consolidated
	03/31/2011 (unaudited)	03/31/2010 (unaudited)	03/31/2011 (unaudited)	03/31/2010 (unaudited)

Programming costs	(157,983)	(78,526)	(355,690)	(296,438)
Materials and maintenance	(8,003)	(4,692)	(15,937)	(13,637)
Personnel	(71,466)	(52,385)	(113,813)	(92,533)
Pole rental	(12,954)	(8,281)	(19,362)	(17,260)
Depreciation	(87,224)	(42,435)	(175,532)	(139,256)
Amortization	(29,662)	(20,369)	(41,575)	(41,513)
Programming guide	(97)	(936)	(181)	(3,199)
Third party service	(48,012)	(19,026)	(113,423)	(94,473)
Network electrical power	(6,610)	(3,658)	(10,223)	(9,009)
Vehicles	(5,312)	(2,905)	(10,038)	(9,049)
Telecommunications	(55,440)	(20,837)	(82,389)	(47,440)
Copyrights – ECAD	(8,191)	(4,107)	(14,177)	(11,023)
Sales commission	(249)	(150)	(435)	(415)
Lease of ducts	(3,642)	(53)	(5,314)	(5,219)
Other	(14,797)	(1,774)	(27,521)	(1,687)
	(509,642)	(260,134)	(985,610)	(782,152)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

7.  Finance results

	Controlling Company		Consolidated
	Three-month period ended March 31,		Three-month period ended March 31,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Finance Income:
Interest on loans to subsidiaries and associated companies	13,041	3,805	-	-
Interest on cash and cash equivalents	9,354	13,827	20,136	17,868
Interest on prepaid rights for use	8,579	5,595	12,061	11,436
Interest and fines on late monthly payments	5,002	2,579	8,893	7,093
Interest on tax credits	2,183	1,819	2,538	2,040
Discounts obtained	214	60	214	72
Other	24	(16)	347	289
	38,397	27,669	44,189	38,798
Finance Expenses:
Finance charges on loans and debentures	(39,170)	(39,376)	(45,900)	(36,267)
Monetary exchange rate variation on debt	18,782	(20,123)	18,782	(29,224)
Finance charges and monetary exchange – related parties	(9,031)	(24,565)	(15,087)	(30,369)
Finance charges on provisions for contingencies	(7,066)	(1,805)	(9,142)	(440)
Losses on derivatives	(19,412)	(3,499)	(19,412)	(3,499)
IOF tax on intercompany transactions	(4,101)	(2,616)	(6,535)	(7,950)
PIS and COFINS taxes on interest income	(296)	(1,493)	(532)	(1,779)
Interest on suppliers and taxes	(162)	(69)	(182)	(253)
Discounts extended	(3,337)	(1,113)	(5,566)	(2,851)
Other	(1,231)	(1,928)	(3,569)	(2,803)
	(65,024)	(96,587)	(87,143)	(115,435)
Total	(26,627)	(68,918)	(42,954)	(76,637)

8.  Expenses by nature

The Company elected to present its consolidated statement of comprehensive income by function. The table below shows details by nature:

	Controlling Company		Consolidated
	03/31/2011 (unaudited)	03/31/2010 (unaudited)	03/31/2011 (unaudited)	03/31/2010 (unaudited)
Programming costs	(157,983)	(78,526)	(355,690)	(296,438)
Other costs	(115,296)	(47,391)	(185,576)	(117,939)
Third party service	(110,405)	(49,244)	(214,082)	(173,805)
Depreciation and amortization	(143,799)	(91,009)	(249,536)	(215,995)
Payroll expenses	(148,434)	(107,595)	(214,059)	(176,159)
Other expenses	(55,588)	(32,800)	(143,021)	(127,056)
	(731,505)	(406,565)	(1,361,964)	(1,107,392)
Classified as:
Cost of services sold	(509,642)	(260,134)	(985,610)	(782,152)
Selling expenses	(92,979)	(50,528)	(157,912)	(138,999)
General and administrative expenses	(128,133)	(92,393)	(206,654)	(178,756)
Other expenses	(751)	(3,510)	(11,788)	(7,485)
	(731,505)	(406,565)	(1,361,964)	(1,107,392)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

9.  Cash and cash equivalents

	Controlling Company		Consolidated
	03/31/2011 (Unaudited)	12/31/2010	03/31/2011 (Unaudited)	12/31/2010
Cash and banks	3,716	21,865	14,586	43,227
Banking deposit certificates	3,083	3,567	15,141	15,297
Fixed-income investment funds	13	575,582	795,033	763,036
	6,812	601,014	824,760	821,560

During the three-month period ended March 31, 2011, due to operational strategies, the Company's management transferred a substantial portion of the controlling company’s cash equivalents to its subsidiary Net São Paulo Ltda.

The additional information relating to this note have not been significantly changed in relation to the disclosures made in the note 9 of the financial statements for the year ended December 31, 2010.

10.  Trade accounts receivable

	Controlling Company		Consolidated
	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)	12/31/2010
Trade accounts receivable	232,214	205,431	455,441	395,465
(-) Allowance for doubtful accounts	(29,809)	(27,244)	(51,162)	(44,560)
	202,405	178,187	404,279	350,905

Due dates of the receivables are as follows:

	Controlling Company		Consolidated
	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)	12/31/2010
Due	114,846	102,519	240,011	211,820

Overdue:
Up to 30 days	71,784	62,760	133,083	116,939
31 – 60 days	12,541	11,531	23,134	18,580
61 – 90 days	8,647	6,864	16,076	11,628
91- 180 days	24,396	21,757	43,137	36,498
	232,214	205,431	455,441	395,465

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

10.  Trade accounts receivable – Continued

The average term for receipt of subscriptions receivable is approximately 30 days.  The allowance for doubtful accounts is mainly comprised by amounts overdue from 90 to 180 days.  Amounts overdue by more than 180 days are written off.

The continuity schedule of the allowance for doubtful accounts is shown below:

	Controlling Company	Consolidated
At December 31, 2010	(27,244)	(44,560)
Expense for the year	(7,402)	(14,296)
Utilized	4,837	7,694
At March 31, 2011 (unaudited)	(29,809)	(51,162)

11.  Inventories

	Controlling Company		Consolidated
	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)	12/31/2010
Material for maintenance of networks	28,497	23,314	36,776	32,379
Material for technical assistance	12,275	11,480	69,770	49,671
	40,772	34,794	106,546	82,050

During the three-month period ended March 31, 2011 (unaudited), R$ 8,003 (R$ 4,692 during the three-month period ended March 31, 2010) of materials related to the controlling company’s maintenance of networks and technical assistance were consumed and recorded as cost of services rendered. In the consolidated company (unaudited), these costs totaled R$ 15,937 (R$ 13,637 during the three-month period ended March 31, 2010) .

12.  Judicial deposits

The Company has judicial deposits related to labor, civil, tax and social security claims as shown below:

	Controlling Company		Consolidated
	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)	12/31/2010
Labor	7,551	8,885	12,824	13,754
Civil	1,730	1,664	2,642	2,519
Lease of poles and ducts	22,495	21,354	22,495	21,354
Copyrights - ECAD	5,948	5,794	25,786	25,633
Tax	15,165	15,545	17,651	16,976
Social security	-	-	2,726	3,499
	52,889	53,242	84,124	83,735

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

13.  Income taxes and social contribution

a.           Income taxes and social contribution

	Controlling Company		Consolidated
	Three-month period ended March 31,		Three-month period ended March 31,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Current income tax and social contribution expenses	(253)	2,039	(21,059)	(10,875)

Deferred income tax and social contribution on:
Temporary differences	(7,609)	(4,579)	(10,589)	(8,261)
Tax losses and negative tax basis of social contribution	-	-	(8,845)	(3,574)
Goodwill	(16,775)	(21,563)	(16,775)	(21,563)
Amortization property, equipment and intangible	4,022	4,370	4,022	4,370
Adjust the estimated annual effective tax rate	(5,315)	12,572	784	9,261
Total deferred tax income	(25,677)	(9,200)	(31,403)	(19,767)
Total income taxes expense	(25,930)	(7,161)	(52,462)	(30,642)

The income taxes and social contribution expense was calculated based on the effective estimated annual tax average rate of 19.58% in the case of the controlling company’s interim financial statements and 33% in the case of the consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

13.  Income and social contribution- Continued

a.           Income taxes and social contribution - Continued

The amounts reported as income tax expense in the consolidated statements of comprehensive income are reconciled to the statutory rates as follows:

	Controlling Company		Consolidated
	Three-month period ended March 31,		Three-month period ended March 31,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)

Profit before income taxes and social contribution	132,441	53,048	158,973	76,529

Income taxes and social contribution at the nominal rate of 34%	(45,030)	(18,036)	(54,051)	(26,020)

(Additions) / exclusions:
Income taxes and social contribution equity	21,564	28,820	-	-
Income taxes and social contribution on interest on equity	-	(4,917)	-	-
Income taxes and social contribution on permanently nondeductible expenses	(518)	(427)	(642)	(213)

Other reconciling items:
Unrecorded current year tax losses	(5,970)	(28,446)	(6,634)	(31,053)
Offsetting of tax losses and negative basis for social contribution taxes, for which deferred tax asset was not recognized in previous year	-	-	-	2,181
Recognition of deferred income taxes and social contribution on temporary differences, including temporary differences originating from previous year	4,277	13,805	8,804	21,423
Other	(253)	2,040	61	3,040
Income taxes and social contribution for the period	(25,930)	(7,161)	(52,462)	(30,642)
Effective rate	(19.58%)	(13.50%)	(33.00%)	(40.04%)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

13.  Income taxes and social contribution – Continued

b.           Deferred and recoverable taxes

	Controlling Company		Consolidated
	03/31/2011	12/31/2010	03/31/2011	12/31/2010
	(unaudited)		(unaudited)
Recoverable taxes:
Withhold income tax	11,297	36,996	11,907	38,515
Recoverable federal taxes	89,062	55,029	106,794	66,052
Recoverable estate tax	24,542	17,471	24,634	17,572
Other	751	562	966	762
	125,652	110,058	144,301	122,901
Current	24,217	17,097	33,681	28,385
Non-current	101,435	92,961	110,620	94,516

Deferred taxes:
Assets
Income tax:
Tax loss carryforwards	-	-	211,724	218,239
Temporary differences
Provisions	95,186	91,714	107,375	102,762
Allowance for doubtful accounts	9,189	11,678	16,868	19,712
Profit participation plan	9,139	19,588	11,309	25,140
Currency exchange and derivative losses	13,779	12,714	13,779	12,714
Property, equipment, inventories and trade payables	24,133	21,324	27,773	24,585
Goodwill and estimated tax rate	(849)	8,460	3,699	8,533
	150,577	165,478	180,803	193,446

	150,577	165,478	392,527	411,685
Social contribution:
Tax loss carryforwards	-	-	78,765	81,098
Temporary differences
Provisions	34,267	33,017	38,655	36,994
Allowance for doubtful accounts	3,308	4,204	6,072	7,076
Profit participation plan	3,290	7,052	4,071	9,050
Currency exchange and derivative losses	4,960	4,577	4,960	4,577
Property, equipment, inventories and trade payables	8,689	7,676	10,000	8,850
Goodwill and estimated tax rate	(306)	3,045	1,332	3,093
	54,208	59,571	65,090	69,640

	54,208	59,571	143,855	150,738

	204,785	225,049	536,382	562,423
Liabilities
Income taxes:
Temporary differences
Intangible assets	(140,455)	(136,687)	(140,455)	(136,687)
Property and equipment	1,755	1,967	1,755	1,967
Other	(761)	(761)	(1,324)	(1,363)
	(139,461)	(135,481)	(140,024)	(136,083)

Social contribution:
Temporary differences
Intangible assets	(50,564)	(49,205)	(50,564)	(49,205)
Property and equipment	634	708	634	708
Other	(276)	(276)	(479)	(491)
	(50,206)	(48,773)	(50,409)	(48,988)

	(189,667)	(184,254)	(190,433)	(185,071)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

13.  Income taxes and social contribution – Continued

	Controlling Company	Consolidated
Changes in income tax and social contribution tax assets	Temporary differences	Tax loss carryforward and negative basis	Temporary differences	Total
Balance on December 31, 2010	225,049	299,337	263,086	562,423
Additions	24,952	-	32,239	32.239
Reductions	(45,216)	(8,848)	(49,432)	(58,280)
Balance on March 31, 2011 (unaudited)	204,785	290,489	245,893	536,382

Rollforward of deferred tax liabilities	Controlling Company	Consolidated
Balance on December 31, 2010	184,254	185,071
Additions	9,436	9,436
Reductions	(4,023)	(4,074)
Balance on March 31, 2011 (unaudited)	189,667	190,433

The estimated realization of deferred tax assets is determined based on the projection of future taxable income as follows:

	Controlling Company	Consolidated
2011	82,250	130,403
2012	77,214	138,689
2013	16,460	91,586
2014	10,996	112,702
2015 to 2020	17,865	63,002
	204,785	536,382

The Company has tax loss and a negative basis of social contribution to offset 30% of the annual taxable income, without expiration, for the following amounts:

Controlling Company						Consolidated
03/31/2011 (Unaudited)			12/31/2010			03/31/2011 (Unaudited)			12/31/2010
Icome tax	Social contribution	Total	Icome tax	Social contribution	Total	Icome tax	Social contribution	Total	Icome tax	Social contribution	Total

Gross amounts

1,715,512	2,209,488	-	1,692,494	2,207,092	-	2,816,516	3,328,834	-	2,817,601	3,350,400	-

Tax credit(25%/9%)

428,878	198,854	627,732	423,124	198,638	621,762	704,129	299,595	1,003,724	704,400	301,536	1,005,936

Recognized tax credit

-	-	-	-	-	-	(211,724)	(78,765)	(290,489)	(218,239)	(81,098)	(299,337)

Non-recognized tax credit

428,878	198,854	627,732	423,124	198,638	621,762	492,405	220,830	713,235	486,161	220,438	706,599

The additional information relating to this note have not been significantly changed in relation to the disclosures made in the note 13 of the financial statements for the year ended December 31, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

14.  Investments

Detailed information about the composition and changes of investments are as follows:

a) Investments

Companies	Interest	03/31/2010	Capital redution	Equity	03/31/2011 (unaudited)
Net São Paulo Ltda,	100%	795,045	-	45,959	841,004
Net Rio Ltda,	100%	683,113	(327,632)	16,625	372,106
Net Brasília Ltda,	100%	111,774	-	975	112,749
Reyc Comércio e Participações Ltda,	100%	51,945	-	(1,133)	50,812
Others	100%	12,157	-	997	13,154
		1,654,034	(327,632)	63,423	1,389,825

In connection with the Company’s restructuring plan established in 2009, during the third quarter of 2010, the Company acquired from its subsidiary Net Rio Ltda., by its book value, the whole participation in the subsidiaries Net Belo Horizonte Ltda., Net Brasília Ltda. and Net Campinas for the amount of R$ 327,632 (unaudited), which was recorded as current related parties liabilities and no goodwill or impact in the income statement was recognized.

During the three-month period ended March 31, 2011, Net Rio Ltda. reduced its capital for R$ 327,632 (unaudited) and wrote-off the related accounts receivable with no impact in the income statements.

b) Information related to subsidiaries (unaudited)

	03/31/2011							03/31/2010
Subsidiaries:	Quotas (thousand)	Assets	Liabilities	Capital stock	Net sales	Profit/(oss) for the period	Effect on the controlling company’s results	Effect on the controlling company’s results
Net São Paulo Ltda.	43,972	2,290,203	1,449,199	841,004	475,735	45,959	45,959	31,403
Net Rio Ltda.	20,000,000	756,544	384,437	372,107	230,016	16,625	16,625	29,826
Net Brasília Ltda.	8,872,670	289,663	176,914	112,749	62,557	975	975	-
Reyc Comércio e Participações Ltda.	3,420	160,536	109,724	50,812	-	(1,133)	(1,133)	(2,161)
Outras	-	-	-	-	-	-	997	13,765
							63,423	72,833

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

15. Property, plant and equipment
	Controlling Company
	Distribution plant	Software and computer equipment	Machines and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances on December 31, 2010	3,413,569	111,092	27,883	22,574	58,017	3,203	25,817	7,794	3,669,949
Additions	120,487	1,228	23	112	78	-	519	-	122,447
Transfers	(410)	-	27	207	129	-	46	1	-
Write-offs	(1,222)	(1,792)	-	(8)	-	-	-	-	(3,022)
Balances on March 31, 2011 (unaudited)	3,532,424	110,528	27,933	22,885	58,224	3,203	26,382	7,795	3,789,374

Accumulated depreciation
Depreciation rate per annum	8.33 a 20%	20 a 33.33%	10%	10%	4 a 25%	20%	20%	-	-
Balances on December 31, 2010	(1,739,319)	(89,051)	(20,579)	(15,136)	(28,388)	(2,957)	(13,003)	121	(1,908,312)
Additions	(85,199)	(3,595)	(467)	(337)	(605)	(35)	(1,063)	-	(91,301)
Transfers	46	-	-	-	-	-	(46)	-	-
Write- offs	1,064	1,790	-	8	-	-	-	-	2,862
Balances on March 31, 2011 (unaudited)	(1,823,408)	(90,856)	(21,046)	(15,465)	(28,993)	(2,992)	(14,112)	121	(1,996,751)

Net book value at December 31, 2010	1,674,250	22,041	7,304	7,438	29,629	246	12,814	7,915	1,761,637
Net book value at March 31, 2011(unaudited)	1,709,016	19,672	6,887	7,420	29,231	211	12,270	7,916	1,792,623

	Consolidated
	Distribution plant	Software and computer equipment	Machines and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances on December 31, 2010	6,673,532	138,312	44,862	30,843	95,079	4,156	50,166	8,143	7,045,093
Additions	235,328	1,321	30	138	232	-	857	-	237,906
Transfers	(701)	3	28	301	322	-	46	1	-
Write-offs	(7,104)	(1,998)	-	(14)	-	-	(193)	-	(9,309)
Balances on March 31, 2011 (unaudited)	6,901,055	137,638	44,920	31,268	95,633	4,156	50,876	8,144	7,273,690

Accumulated depreciation
Depreciation rate per annum	8.33 a 20%	20 a 33.33%	10%	10%	4 a 25%	20%	20%	-	-
Balances on December 31, 2010	(3,477,785)	(111,955)	(34,676)	(19,786)	(48,102)	(3,562)	(27,379)	502	(3,722,743)
Additions	(172,808)	(4,370)	(604)	(457)	(1,127)	(71)	(1,922)	-	(181,359)
Transfers	46	-	-	-	-	-	(46)	-	-
Write-offs	6,196	1,997	-	11	-	-	193	-	8,397
Balances on March 31, 2011 (unaudited)	(3,644,351)	(114,328)	(35,280)	(20,232)	(49,229)	(3,633)	(29,154)	502	(3,895,705)

Net book value at December 31, 2010	3,195,747	26,357	10,186	11,057	46,977	594	22,787	8,645	3,322,350
Net book value at March 31, 2011(unaudited)	3,256,704	23,310	9,640	11,036	46,404	523	21,722	8,646	3,377,985

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

15. Property, plant and equipment - Continued

On March 31, 2011 (unaudited), R$135,318 (R$140,204 on March 31, 2010) in the controlling company and R$135,492 (R$140,470 on March 31, 2010) in the consolidated company from property, plant and equipment were provided as a guarantee of certain legal actions and labor claims.

During the three-month period ended March 31, 2011, the Company transferred R$14,574 (unaudited) from inventories to property, plant and equipment (R$ 6,941 on March 31, 2010).

During the three-month period ended March 31, 2011, no indicators indicators of impairment of on property, plant and equipment exists.

16.  Intangible assets

	Controlling Company
	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balance on December 31, 2010	1,961,405	496,586	374,256	304,367	2,405	3,139,019
Additions	-	-	916	-	-	916
Balance on March 31, 2011 (unaudited)	1,961,405	496,586	375,172	304,367	2,405	3,139,935

Accumulated amortization
Amortization rate per annum	-	-	20%	16.67%	20%	-
Balance on December 31, 2010	(212,062)	(59,666)	(243,417)	(189,788)	(1,540)	(706,473)
Additions	-	-	(10,154)	(12,682)	(119)	(22,955)
Balance on March 31, 2011 (unaudited)	(212,062)	(59,666)	(253,571)	(202,470)	(1,659)	(729,428)

Net balance on December 31, 2010	1,749,343	436,920	130,839	114,579	865	2,432,546
Net balance on March 31, 2011 (unaudited)	1,749,343	436,920	121,601	101,897	746	2,410,507

	Consolidated
	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balance on December 31, 2010	1,928,616	438,726	478,079	304,367	8,107	3,157,895
Additions	-	-	916	-	-	916
Balance on March 31, 2011 (unaudited)	1,928,616	438,726	478,995	304,367	8,107	3,158,811

Accumulated amortization
Amortization rate per annum	-	-	20%	16.67%	20%	-
Balance on December 31, 2010	(178,742)	(1,806)	(294,327)	(189,788)	(7,292)	(671,955)
Additions	-	-	(13,920)	(12,682)	(119)	(26,721)
Balance on March 31, 2011 (unaudited)	(178,742)	(1,806)	(308,247)	(202,470)	(7,411)	(698,676)

Net balance on December 31, 2010	1,749,874	436,920	183,752	114,579	815	2,485,940
Net balance on March 31, 2011 (unaudited)	1,749,874	436,920	170,748	101,897	696	2,460,135

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

16.  Intangible assets - Continued

The Company assess the recovery of the carrying value of goodwill and intangible assets with indefinite useful life at the close of each fiscal year. The last assessment performed on December 31, 2010, did not result in any recognizing losses on intangible assets, even applying conservative assumptions in an adverse scenario. On March 31, 2011, the Company did not identify the existence of indicators of impairment in their intangible assets.

The additional information relating to this note have not been significantly changed in relation to the disclosures made in the note 16 of the financial statements for the year ended December 31, 2010.

17. Trade accounts payable

	Controlling Company		Consolidated
	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)	12/31/2010
Domestic suppliers	215,366	224,587	314,625	324,681
Foreign suppliers	2,302	2,755	40,873	24,799
	217,668	227,342	355,498	349,480

18.  Accounts payable - programming suppliers

	Controllling Company		Consolidated
Description	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)	12/31/2010

Related parties
Net Brasil S,A,	37,939	36,032	84,192	81,610

Third parties	57,932	53,203	58,805	53,203

	95,871	89,235	142,997	134,813

The table below shows programming and related costs incurred:

	Operating income
	Controllling Company		Consolidated
Companies	03/31/2011 (unaudited)	03/31/2010 (unaudited)	03/31/2011 (unaudited)	03/31/2010 (unaudited)
Related parties
Net Brasil S,A,	(113,279)	(55,568)	(252,898)	(209,735)

Third parties	(44,704)	(22,958)	(102,792)	(86,703)

	(157,983)	(78,526)	(355,690)	(296,438)

The additional  information relating to this note  have not been significantly changed in relation to the disclosures made in the note 18 of the financial statements for the year ended December 31, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

19.  Debt

			Effective interest rate per annum		Controlling Company
	Currency	Nominal interest rate per annum	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)			12/31/2010
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	29,729	36,278	66,007	29,578	43,165	72,743
Finame PSI	R$	4.50 a 5.50%	4.50%	4.50%	2,985	59,648	62,633	1,643	52,339	53,982
					32,714	95,926	128,640	31,221	95,504	126,725
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	7,935	565,374	573,309	20,628	578,345	598,973
Perpetual Notes	US$	9.25%	10.57%	10.57%	2,439	244,305	246,744	2,495	249,930	252,425
Banco Inbursa S.A.	US$	7.88%	9.26%	9.22%	13,059	322,998	336,057	5,653	330,429	336,082
					23,433	1,132,677	1,156,110	28,776	1,158,704	1,187,480

Loans and financings total					56,147	1,228,603	1,284,750	59,997	1,254,208	1,314,205

			Debentures
			03/31/2011 (unaudited)	12/31/2010

Non-convertible			58,000	58,000	23,352	578,607	601,959	5,525	578,476	584,001

Total					79,499	1,807,210	1,886,709	65,522	1,832,684	1,898,206

			Effective interest rate per annum		Consolidated
	Currency	Nominal interest rate per annum	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)			12/31/2010
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	65,546	65,540	131,086	65,512	80,598	146,110
Finame PSI	R$	4.50 a 5.50%	4.50%	4.50%	5,939	148,085	154,024	2,373	110,608	112,981
Bank Credit Notes (CCB)– Itaú BBA	R$	CDI + 2.10% a 2.55%	14.00%	12.96%	6,098	120,000	126,098	2,679	145,000	147,679
					77,583	333,625	411,208	70,564	336,206	406,770
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	7,935	565,374	573,309	20,628	578,345	598,973
Perpetual Notes	US$	9.25%	10.57%	10.57%	2,439	244,305	246,744	2,495	249,930	252,425
Banco Inbursa S.A.	US$	7.88%	9.26%	9.22%	13,059	322,998	336,057	5,653	330,429	336,082
					23,433	1,132,677	1,156,110	28,776	1,158,704	1,187,480

Loans and financings total					101,016	1,466,302	1,567,318	99,340	1,494,910	1,594,250

			Debentures
			03/31/2011 (unaudited)	12/31/2010

Non-convertible			58,000	58,000	23,352	578,607	601,959	5,525	578,476	584,001

Total					124,368	2,044,909	2,169,277	104,865	2,073,386	2,178,251

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

19.  Debt – Continued

Costs of debt

The following table (unaudited) shows the amortization schedule of costs of debt, which were presented reducing each related debt:

Year	Inbursa	Debentures	Global Notes 2020	Total
2011	200	300	462	962
2012	286	434	616	1,336
2013	310	439	616	1,365
2014	336	437	616	1,389
2015 – 2019	1,879	215	2,977	5,071
	3,011	1,825	5,287	10,123

The additional  information relating to this note have not been significantly changed in relation to the disclosures made in the note 19 of the financial statements for the year ended December 31, 2010.

20.  Copyright payable - ECAD

ECAD (Escritório Central de Arrecadação e Distribuição) is an organization which acts as the legal representative of artists and authors in collecting on their behalf the royalties from public broadcast of music in Brazil. Management recorded provisions as shown below:

	Controlling Company		Consolidated
	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)	12/31/2010
Accounts payable copyright	85,363	80,174	104,473	99,386

	85,363	80,174	104,473	99,386

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

21.  Related parties

a)      Employee benefits

Employee salary, benefits and related expenses are stated as follows:

	Controlling Company		Consolidated
	Three-month period ended March 31,		Three-month period ended March 31,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Payroll and related charges	93,389	64,472	135,020	115,719
Profit participation plan	33,919	28,112	45,289	29,381
Statutory benefits	12,054	8,558	19,473	17,917
Additional benefits	9,072	6,453	14,277	13,142
	148,434	107,595	214,059	176,159

b)      Management’s remuneration

Remuneration paid to the Company's management for rendered services in their respective fields of competence is shown below:

	Controlling Company and Consolidated
	03/31/2011 (unaudited)	03/31/2010 (unaudited)
Short-term benefits	971	1,195
Long-term benefits	2,504	2,877
	3,475	4,072

c)      Related companies

The main assets and liabilities balances as of March 31, 2011 and December 31, 2010 and income and expenses for the three month period ended March 31, 2011 and 2010, resulting from the transactions among related parties are shown below:

	Controlling Company

	Assets

	Related parties		Programming receivable		Interest on stockholders equity		Total
Companies
	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)	12/31/2010
Subsidiaries

Net São Paulo Ltda, (*)	561,886	8,459	34,040	21,528	31,137	31,137	627,063	61,124
Net Rio Ltda,	20,779	9,863	17,434	11,365	28,584	28,584	66,797	49,812
Net Brasília Ltda,	81,229	79,751	4,248	2,700	4,927	4,927	90,404	87,378
Reyc Comércio e Participações Ltda,	58,560	53,921	-	-	-	-	58,560	53,921
Others	588	324	113	56	347	347	1,048	727
	723,042	152,318	55,835	35,649	64,995	64,995	843,872	252,962
Associated companies
Globosat Programadora Ltda	12	39	-	-	-	-	12	39

Total	723,054	152,357	55,835	35,649	64,995	64,995	843,884	253,001

Current assets	66,533	9,540	55,835	35,649	64,995	64,995	187,363	110,184
Non-current assets	656,521	142,817	-	-	-	-	656,521	142,817

(*) As described in note 9, the controlling company transferred a substantial portion of its cash equivalents to its subsidiary Net São Paulo Ltda..

As of March 31, 2011, except for the prepaid rights for use disclosed below, there are no other assets in the controlling company’s interim financial statements that should be disclosed.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

21.  Related parties – Continued

c)      Related companies

17
	Controlling Company
18
	Liabilities
19
	Suppliers		Programming suppliers		Debt		Related parties		Total
Companies
	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)	12/31/2010
Subsidiaries

Reyc Comércio e Part, Ltda,
	-	-	-	-	-	-	15,059	22,071	15,059	22,071
Net Rio Ltda,
	-	-	-	-	-	-	-	322,531	-	322,531
Others
	-	-	-	-	-	-	360	148	360	148

	-	-	-	-	-	-	15,419	344,750	15,419	344,750
Stockholders
Emp, Brasil, de Telecom, S,A, – Embratel
	43,691	38,859	-	-	-	-	50,678	42,666	94,369	81,525

	43,691	38,859	-	-	-	-	50,678	42,666	94,369	81,525

Associated companies

Net Brasil S,A,
	-	-	37,939	36,032	-	-	-	-	37,939	36,032
Banco Inbursa S,A,
	-	-	-	-	336,057	336,082	-	-	336,057	336,082
Telmex do Brasil Ltda,(*)	3,837	-	-	-	-	-	-	-	3,837	-
Others
	1,977	3,147	-	-	-	-	-	-	1,977	3,147

	5,814	3,147	37,939	36,032	336,057	336,082	-	-	379,810	375,261

Current assets	49,505	42,006	37,939	36,032	13,059	5,653	65,737	387,268	166,240	470,959
Non-current assets	-	-	-	-	322,998	330,429	360	148	323,358	330,577

	Consolidated
	Liabilities
	Suppliers		Programming suppliers		Debt		Related parties		Total
Empresas	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)	12/31/2010
Stockholders
Emp, Brasil, de Telecom, S,A, – Embratel	49,797	47,883	-	-	-	-	85,709	78,242	135,506	126,125
	49,797	47,883	-	-	-	-	85,709	78,242	135,506	126,125
Associated companies
Net Brasil S,A,	-	-	84,192	81,610	-	-	-	-	84,192	81,610
Banco Inbursa S,A,	-	-	-	-	336,057	336,082	-	-	336,057	336,082
Telmex do Brasil Ltda,(*)	8,714	-	-	-	-	-	-	-	8,714	-
Others	2,420	3,891	-	-	-	-	-	-	2,420	3,891
	11,134	3,891	84,192	81,610	336,057	336,082	-	-	431,383	421,583

Total	60,931	51,774	84,192	81,610	336,057	336,082	85,709	78,242	566,889	547,708

Current liabilities	60,931	51,774	84,192	81,610	13,059	5,653	85,709	78,242	243,891	217,279
Non-current liabilities	-	-	-	-	322,998	330,429	-	-	322,998	330,429

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

21.  Related parties – Continued

The continuity schedule of prepaid rights for use and deferred revenues with the Company’s shareholder, Embratel – Empresa Brasileira de Telecomunicação S.A. is as follows:

	Controlling Company
	Assets		Liabilities
	Prepaid rights for use		Deferred Revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets

Balance on 12/31/2010	122,719	346,606	100,686	284,379	17,854	62,758	118,540	347,137
Additions	-	-	-	-	-	2,804	-	2,804
Write-offs	(30,854)	-	(25,315)	-	-	(4,954)	(25,315)	(4,954)
Transfers	30,385	(30,385)	24,931	(24,931)	465	(465)	25,396	(25,396)
Balance on 03/31/2011 (unaudited)	122,250	316,221	100,302	259,448	18,319	60,143	118,621	319,591

Consolidated	Assets		Liabilities
	Prepaid rights for use		Deferred Revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets

Balance on 12/31/2010	172,536	487,307	177,391	501,018	31,468	110,575	208,859	611,593
Additions	-	-	-	-	-	4,636	-	4,636
Write-offs	(43,379)	-	(44,599)	-	-	(8,962)	(44,599)	(8,962)
Transfers	42,719	(42,719)	43,920	(43,920)	768	(768)	44,688	(44,688)
Balance on 03/31/2011 (unaudited)	171,876	444,588	176,712	457,098	32,236	105,481	208,948	562,579

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

21.  Related parties – Continued

d)     Related companies

	Controlling Company

	Operating results / financial

	Three-month period ended March 31

	Services revenue and transfer of administrative expenses		Financial		Telecommunications – expenses and amortization		Rental revenues Telecommunications expenses		Programming		Commissions / programming guide		Total
Companies
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

	(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)
Subsidiaries

Net São Paulo Ltda.	41,722	35,936	9,036	(1,669)	-	-	-	-	-	-	-	-	50,758	34,267
Net Rio Ltda.	20,153	17,471	(22)	(714)	-	-	-	-	-	-	-	-	20,131	16,757
Net Belo Horizonte Ltda.	-	7,091	-	425	-	-	-	-	-	-	-	-	-	7,516
Net Brasília Ltda.	5,427	4,643	2,131	340	-	-	-	-	-	-	-	-	7,558	4,983
Net Paraná Comunicações Ltda.	-	4,438	-	(561)	-	-	-	-	-	-	-	-	-	3,877
Net Campinas Ltda.	-	3,923	-	58	-	-	-	-	-	-	-	-	-	3,981
Reyc Comércio e Participações Ltda.	-	-	1,572	2,415	-	-	-	-	-	-	-	-	1,572	2,415
Other	298	8,012	(111)	172	-	-	-	-	-	-	-	-	187	8,184

	67,600	81,514	12,606	466	-	-	-	-	-	-	-	-	80,206	81,980
Stockholders

Emp. Brasil, de Telecom. S.A. – Embratel	-	-	(41)	779	(77,366)	(35,111)	75,591	44,474	-	-	-	-	(1,816)	10,142
	-	-	(41)	779	(77,366)	(35,111)	75,591	44,474	-	-	-	-	(1,816)	10,142
Associated companies
Banco Inbursa S.A.	-	-	24	(16,410)	-	-	-	-	-	-	-	-	24	(16,410)
Net Brasil S.A.	-	-	-	-	-	-	-	-	(113,279)	(55,568)	(249)	(150)	(113,528)	(55,718)
Primesys Soluções Empresariais S.A.	-	-	-	-	(2,998)	-	-	-	-	-	-	-	(2,998)	-
Telmex do Brasil Ltda. (*)	-	-	-	-	(8,763)	-	-	-	-	-	-	-	(8,763)	-
Other	-	-	-	-	(738)	(252)	83	-	-	-	(633)	(750)	(1,288)	(1,002)

	-	-	24	(16,410)	(12,499)	(252)	83	-	(113,279)	(55,568)	(882)	(900)	(126,553)	(73,130)

	67,600	81,514	12,589	(15,165)	(89,865)	(35,363)	75,674	44,474	(113,279)	(55,568)	(882)	(900)	(48,163)	18,992

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

21.  Related parties – Continued

c)      Related companies

	Consolidated
	Operating results / financial

	Three-month period ended March 31

	Rental revenues / telecommunications		Financial		Expenses telecommunications		Programming		Commissions / programming guide		Total
Companies

	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

	(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)
Stockholders
Emp. Brasil, de Telecom. S.A. – Embratel

	133,859	115,263	(3,050)	(2,523)	(94,122)	(66,239)	-	-	-	-	36,687	46,501
	133,859	115,263	(3,050)	(2,523)	(94,122)	(66,239)	-	-	-	-	36,687	46,501
Associated companies

Net Brasil S.A.	-	-	-	-	-	-	(252,898)	(209,626)	(435)	(415)	(253,333)	(210,041)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(1,292)	(2,919)	(1,292)	(2,919)
Banco Inbursa S.A.	-	-	24	(16,410)	-	-	-	-	-	-	24	(16,410)
Telmex do Brasil Ltda. (*)	-	-	-	-	(17,973)	-	-	-	-	-	(17,973)	-
Other	476	539	-	-	(4,400)	(1,831)	-	-	-	-	(3,924)	(1,292)
	476	539	24	(16,410)	(22,373)	(1,831)	(252,898)	(209,626)	(1,727)	(3,334)	(276,498)	(230,662)
	134,335	115,802	(3,026)	(18,933)	(116,495)	(68,070)	(252,898)	(209,626)	(1,727)	(3,334)	(239,811)	(184,161)

(*) As from January 1, 2011, part f the internet - link that was prior acquired from Embratel, started being acquired from Telmex do Brasil Ltda., a subsidiary of Embrapar.

The nature of transactions involving related parties has not changed in relation to disclosures made in the note 21 of the financial statements for the year ended December 31, 2010.

22.  Commitments and provisions

I)      Commitments

The Company has several contracts for rental of street lighting posts, underground ducts and offices renewed automatically each year for varying terms. These contracts may be terminated at the request of any party, subject to notice periods ranging from 1 to 2 months and rescission penalties. There are also commitments, with several suppliers for the purchase of materials and equipment used for subscriber installation in the amount of R$31,147 (unaudited) as of March 31, 2011 (R$11,865 as of December 31, 2010).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

22.  Commitments and provisions - Continued

II)   Provisions

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax demands, compensation claims, requirements for contract review and other actions for which the amounts claimed can be substantially different from the final expected settlement value. Additionally, it is not possible to predict when these cases will be settled once they are dependent on factors not controlled by the Company’s management. Management, based on information received from its legal advisors, pending legal processes and prior experience has recorded a provision for an amount that is believed to be sufficient to cover probable losses for the ongoing lawsuits as shown below:

	Controlling Company
	Labor	Cívil	Tax	Social Security	Total
Balances at December 31, 2010	20,835	30,383	384,150	66	435,434
Additions	5,311	5,547	4,703	-	15,561
Currency adjustments	487	995	8,483	1	9,966
Payments and reversals	(1,734)	(3,065)	(4,030)	(12)	(8,841)
Balances on March 31, 2011, (unaudited)	24,899	33,860	393,306	55	452,120

	Consolidated
	Labor	Cívil	Tax	Social Security	Total
Balances at December 31, 2010	33,186	45,571	475,303	704	554,764
Additions	6,817	11,644	7,679	-	26,140
Currency adjustments	487	1,755	10,112	10	12,364
Payments and reversals	(2,779)	(5,442)	(5,063)	(590)	(13,874)
Balances on March 31, 2011, (unaudited)	37,711	53,528	488,031	124	579,394

The nature of the estimated liability for tax, labor and civil claims has not changed significantly in relation to disclosures made in the note 22 of the financial statements for the year ended December 31, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

23.  Equity

Capital stock

On March 31, 2011, the Company’s share capital is represented by 114,459,685 ordinary shares and 228,503,916 preferred shares with no par value.

Under the tender public offer of October 7, 2010, of which, until December 31, 2010, Embratel acquired 186,547,731 preferred shares of the Company, the holders of the remaining preferred stocks could sell their shares to Embratel by the tender offer price of R$23 adjusted by variation in the reference rate - TR monthly. During the period from January 1, 2011 to January 13, 2011, final date established under the terms of the tender public offer for the sale of stocks, 7,153,568 preferred stocks were negotiated, increasing the final number of preferred shares hold by Embratel to 193,701,299, representing 84.77% of the Company’s preferred shares. In connection with this transaction, Embratel and its parent company, Embrapar, holds, combined, 223,080,448 of the Company’s preferred shares, representing 97.6% of the Company’s preferred shares and 91.9% of the Company’s total shares.

On March 31, 2011, the Company’s stockholders, Globo Comunicação e Participações S.A. and the Embratel Participações S.A. hold, directly and indirectly, 6.5% and 91.9% of the Company’s share capital, respectively.

The additional information relating to this note have not been significantly changed in relation to the disclosures made in the note 23 of the financial statements for the year ended December 31, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

24.       Guarantees

The Company and some subsidiaries have signed letters of guarantee with financial institutions for the purpose of guaranteeing payment of tax suits lodged against the Company by the Brazilian Federal Tax Authority, the Finance Departments of the States of São Paulo and Rio de Janeiro, and the Belo Horizonte Federal Tax Office. The total amount of the letters of guarantee is as follows:

	Controlling Company		Consolidated
	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)	12/31/2010
Net Rio Ltda.	-	-	3,961	232,315
Net Serviços de Comunicação S.A.	38,149	27,979	38,149	27,979
Reyc Comércio e Participações Ltda.	-	-	10,973	10,987
Net São Paulo Ltda.	-	-	3,396	3,214
	38,149	27,979	56,479	274,495

Additionally, for the same purpose of guaranteeing the payment of tax claims, during the three-month period ended March 31, 2011 (unaudited), the Company entered into an insurance policy with Fator Seguros S.A. covering the amount of R$ 263,685 (R$31,881 on December, 2010).

25.  Earnings per share

The following table shows earnings per share (in thousands, except earnings per share):

	Controlling Company and Consolidated
	Three-month period ended March 31,
	2011 (unaudited)	2010 (unaudited)
Numerator
Profit for the year	R$ 106,511	R$ 45,887

Denominator
Weighted average number of common shares	114,459,685	114,459,685
Weighted average number of preferred shares	228,503,916	228,503,916
10% - Preferred shares	1.10	1.10
Weighted average number of adjusted preferred shares	251,354,308	251,354,308

Denominator for basic and diluted earnings per share

Basic and diluted earnings per common share	R$ 0.29	R$ 0.13
10% - Preferred shares	1.10	1.10
Basic and diluted earnings per preferred share	R$ 0.32	R$ 0.14

The additional  information relating to this note have not been significantly changed in relation to the disclosures made in the note 25 of the financial statements for the year ended December 31, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

26.   Financial instruments

a)      General considerations

The Company is exposed to market risk arising from its operations, and it uses derivatives to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company debts, interest charges and accounts payable to suppliers of equipment are denominated in foreign currency. Therefore, the Company’s earnings are sensitive to varying exchange rates, in particular the US dollar. The market values of the Company's principal financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. Capital is managed using operational strategies aiming for protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

a)      General matters - Continued

The Company has a formal risk management policy. The Financial Committee provides support for the Company's Board of Directors and consists of one member from each of the main Stockholders (Globo and Embratel) and management. It examines issues relating to financial investments, debt and risk management, and refers matters for management approval. Pursuant to internal policy, the Company's financial earnings must come from cash generated through operations rather than gains on financial markets. The results obtained by the application of internal controls to manage risks were satisfactory for the objectives proposed.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

26.   Financial instruments - Continued

b)      Fair value – Continued

The fair values and carrying amounts of loans payable are shown below:

	Controlling Company
	03/31/2011 (unaudited)		12/31/2010
	Book value	Fair value	Book value	Fair value
Debêntures - 6th issue	601,959	605,206	584,001	575,266
Perpetual Notes	246,744	249,615	252,425	255,237
Global Notes 2020	573,309	655,551	598,973	665,396
Banco Inbursa S,A,	336,057	342,720	336,082	345,577
Finame	128,640	128,640	126,725	126,725
	1,886,709	1,981,732	1,898,206	1,968,201

	Consolidated
	03/31/2011 (unaudited)		12/31/2010
	Book value	Fair value	Book value	Fair value
Debêntures - 6ª emissão	601,959	605,206	584,001	575,266
Bônus Perpétuo	246,744	249,615	252,425	255,237
Global Notes 2020	573,309	655,551	598,973	665,396
Banco Inbursa S,A,	336,057	342,720	336,082	345,577
Banco Itaú BBA	126,098	126,882	147,679	148,675
Finame	285,110	285,110	259,091	259,091
	2,169,277	2,265,084	2,178,251	2,249,242

Other financial assets and liabilities have fair values approximated to their carrying amounts.

c) Risks impacting the Company’s business

Foreign exchange rate risk

The Company's results are susceptible to exchange fluctuations, depending on the effects of exchange rate volatility on liabilities geared to foreign currencies, primarily the US dollar. The Company's revenues are generated in Brazilian reais while it pays certain suppliers of equipment and programming content in foreign currencies.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

26.   Financial instruments - Continued

c) Risks impacting the Company’s business - Continued

Foreign exchange rate risk

The Company’s foreign currency exposure on March 31, 2011 (unaudited), is shown below:

	Controlling Company	Consolidated
Debt in US dollars:
Short-term:
Interest on loans and financing	23,433	23,433
Suppliers of equipment and others	2,302	40,873
Programming Suppliers	1,787	1,787
	27,522	66,093
Long-term:
Loans payable, net of costs of debts	1,132,677	1,132,677

Exposure liability	1,160,199	1,198,770

The Company acquired non-speculative derivative financing instruments to hedge its foreign currency exposure. The purpose of these transactions is to minimize the effects of changes in the exchange rate of the US dollar when settling short term transactions. Counterparties to the contracts are the banks: Itaú, Goldman Sachs, HSBC, Santander, JP Morgan, Votorantin, Bank of America, Morgan Stanley and Standard.

The Company only enters into foreign exchange derivatives in order to protect a portion of the accounts payable to suppliers of imported equipment and future obligations for purchases not yet made, which are or will be linked to the US dollar, and payments of interest charges on short-term debt. For the three-month period ended March 31, 2011, the Company had a derivative instrument (foreign exchange) position of R$472,804 (unaudited) relating to interest charges on loans in foreign currency and commitments to foreign suppliers. Part of the total debt in dollars refers to a loan from Banco Inbursa due between 2017 and 2019, Global Notes 2020 due to 2020 and Perpetual Notes, which have no maturity date.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

26.   Financial instruments - Continued

c) Risks impacting the Company’s business - Continued

Foreign exchange rate risk

Financial derivatives are summarized below:

	Reference value (notional)		Fair value		Accumulated effect (current period)
Description	03/31/2011 (unaudited)	12/31/2010	03/31/2011 (unaudited)	12/31/2010	Amount receivable / (received)	Amount payable / (paid)
“Swaps” contracts
Asset position
Foreign currency	472,804	528,185	463,264	519,500	-	-
Liability position
Ratios (Dollar vs, CDI)	255,216	291,585	290,040	321,043	-	42,868
Rates (PRE) (NDF)	217,588	236,600	234,375	249,314	-	18,283
	-	-	(61,151)	(50,857)	-	61,151

The net liability of R$61,151 (unaudited) is recognized in the "unrealized losses on derivatives" account on the balance sheet. During the three-month period ended March 31, 2011 (unaudited), the Company recognized a financial loss of R$19,412 (R$3,499 during the three-month period ended March 31, 2010 - unaudited).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

26.   Financial instruments - Continued

c) Risks impacting the business of the Company - Continued

         Foreign exchange rate risk

The following table shows the sensitivity analysis of the Company’s management and effect of cash operations with financial derivative instruments outstanding on March 31, 2011 (unaudited):

Scenario - currency appreciation (R$/ US$) and higher interbank rate (CDI)

Operations	Quantity			Probable Scenario		Possible adverse scenario (a)			Remote adverse scenario (b)
	Contracts	Value US$	Maturity	Dollar rate R$	Rate CDI	Dollar rate R$	Rate CDI	Loss R$	Dollar rate R$	Rate CDI	Loss R$

Dólar x CDI	42	156,000	From 14/04/2011 to 26/08/2013	1.6360	11.66%	1.2270	14.58%	(106,336)	0.8180	17.49%	(170,140)
NDF	34	133,000	From 01/04/2011 to 01/12/2011	1.6360	11.66%	1.2270	14.58%	(72,240)	0.8180	17.49%	(126,637)

(a)      The possible adverse scenario is represented by an appreciation of the real against the dollar and an increase of 25% of CDI rate of 25% over the rates of the probable scenario.

(b)     The remote adverse scenario is represented by an appreciation of the real against the dollar and an increase of 50% of CDI rate of 50% over the rates of the probable scenario.

Scenario - depreciation of Brazilian currency (R$/ US$) and lower CDI rate

Operations	Quantity			Probable Scenario		Possible adverse scenario (c)			Remote adverse scenario (d)
	Contracts	Value US$	Maturity	Dollar rate R$	Rate CDI	Dollar rate R$	Rate CDI	Gain R$	Dollar rate R$	Rate CDI	Gain R$

Dólar x CDI	42	156,000	From 14/04/2011 to 26/08/2013	1.6360	11.66%	2.045	8.75%	21,271	2.454	5.83%	85,075
NDF	34	133,000	From 01/04/2011 to 01/12/2011	1.6360	11.66%	2.045	8.75%	36,554	2.454	5.83%	90,950

(a)      The possible adverse scenario is represented by a devaluation of the real in relation to the dollar by 25% and reduction of CDI rate of 25% over the rates of the probable scenario.

(b)     The remote adverse scenario is represented by a devaluation of the real in relation to the dollar by 50% and reduction of CDI rate of 50% over the rates of the probable scenario.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

26.   Financial instruments - Continued

c)      Risks impacting the Company’s business– Continued

        On March 31, 2011, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates, especially CDI and TJLP.

The Company's exposure to fluctuating interest rates as of March 31, 2011 is shown below (unaudited):

	Controlling Company	Consolidated
Debêntures – 6th issuance	601,959	601,959
Finame	128,640	285,110
Banco Itaú BBA	-	126,098
Liability exposure	730,599	1,013,167

(-) Financial investments denominated in reais	3,096	810,174
Net exposure	727,503	202,993

  Credit risk

The financial instruments, which subject the Company to credit risks, are mainly represented by cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-line private securities with low risk ratings as per the guidelines set by the Company. Management of the centralized fund's portfolio is provided by Itaú Unibanco Asset Management - Banco de Investimento S.A.

Custody and control of the funds are under the responsibility of Banco Itaú, and “Risk Office Consulting” performs risk management. Management believes the risk of not receiving amounts due from its counterparties is insignificant.

The risk  is concentrated in subscriber accounts receivable and is limited by the large  number of subscribers that comprise the client base.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

26.   Financial instruments - Continued

c)      Risks impacting the business of the Company – Continued

Debt acceleration risk

The Company’s loan agreements, financing and debentures include the debt covenants normally applicable to these types of transactions, in relation to its complying with economic and financial indices, cash flow requirements and other. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities on March 31, 2011 (unaudited).

The amounts presented below include principal and interest payments calculated using the dollar exchange rate at March 31, 2011 (R$1,6287/US$ 1) for the debt denominated in US dollars (Global Notes 2020 and Banco Inbursa). The debentures and bank credit notes (Banco Itaú BBA), which are denominated in Brazilian reais and are subject to interest based on the interbank rate (CDI), were forecasted based on the yield curve for their respective payment dates, in accordance with the indices  provided by BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Brazilian stock exchange). The Finame loan was estimated based on the long-term interest rate (TJLP) of 6.0% + 3.15% per year for the entire period and fixed rate between 4.5% and 5.5% per year.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

26.   Financial instruments - Continued

c)      Risks impacting the Company’s business– Continued

Liquidity risk – Continued

	Controlling Company
Maturity	FINAME	Perpetual Notes	Global Notes 2020	Banco Inbursa	Banco Itaú BBA	TOTAL

2011	32,132	25,826	24,426	30,163	77,659	190,206
2012	28,184	25,826	49,853	30,163	215,665	349,691
2013	27,993	25,826	49,853	30,163	196,166	330,001
2014	13,822	25,826	49,853	30,163	175,766	295,430
2015	11,867	25,826	49,853	30,163	155,255	272,964
2016	11,308	25,826	49,853	30,163	-	117,150
2017-2020	2,749	103,305	741,030	386,067	-	1,233,151
Total	128,055	258,261	1,014,721	567,045	820,511	2,788,593

	Consolidated
Maturity	FINAME	Perpetual Notes	Global Notes 2020	Banco Inbursa	Banco Itaú BBA	Debentures	TOTAL

2011	70,166	25,826	24,426	30,163	24,287	77,659	252,527
2012	58,140	25,826	49,853	30,163	25,266	215,665	404,913
2013	56,055	25,826	49,853	30,163	25,680	196,166	383,743
2014	32,920	25,826	49,853	30,163	65,737	175,766	380,265
2015	29,389	25,826	49,853	30,163	51,113	155,255	341,599
2016	28,329	25,826	49,853	30,163	44,240	-	178,411
2017-2020	8,790	103,305	741,030	386,067	-	-	1,239,192
Total	283,789	258,261	1,014,721	567,045	236,323	820,511	3,180,650

The table shows only the estimated interest payments for the Perpetual Notes, with principal being excluded, as there is no maturity date.

Interest payments for the US Dollar denominated debt (Global Notes 2020 and Perpetual Notes) include withholding taxes, is in accordance with the current law.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

27.   Measurement and fair value hierarchy

Fair value is an existing price representing the value that would be received from the sale of an asset, or that would be paid to transfer a liability in a normal transaction between market participants.

Therefore fair value is a market-based measurement and should be determined using the assumptions market participants would make when pricing an asset or liability. As a basis for consideration of the latter, a fair value hierarchy is determined on three levels prioritizing the inputs used in measuring fair value as follows:

•  Level 1. Observable inputs such as those with prices quoted in active markets;

• Level 2. Inputs other than those with prices quoted in active markets, which are    observable either directly or indirectly; and

•  Level 3. Unobservable inputs, for which there are few or no market data, which requires the reporting entity to develop its own premises.

		Measurement of fair value
	Derivative instruments – currency swap contracts	Quoted prices in active markets for identical assets (Level 1)	Other significant observable sources (Level 2)	Significant unobservable inputs (Level 3)
March 31, 2011 (unaudited)	(61,151)	-	(61,151)	-
December 31, 2010	(50,857)	-	(50,857)	-

Currency swap derivative instruments are tools for managing risk arising from the effects of a major devaluation of the Brazilian real against the US dollar, which are inputs, other prices quoted in active markets, which are directly or indirectly observable.

During the year ended March 31, 2011, there were no transfers between levels 1 and 2 in relation to the measurement of the fair value or transfers to level 3.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2011

(In thousands of reais)

28. Insurance

For the three-month period ended March 31, 2011, the Company’s insurance coverages have not changed in relation to the disclosures made in the note 28 of the financial statements for the year ended December 31, 2010.

29.   Subsequent event

On April 27, 2011, as disclosed in a material fact issued on the same date, the Company notified the trustee that it will exercise, on May 27, 2011, the Perpetual Notes principal prepayment option in its entirety, totaling US$150 million, plus interest accrued during the period between the last quarterly interest payment made on February 27, 2011 and the effective payment date of these Notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 03, 2011

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.